CTDC’s LSP Panels Obtain Bankability from Mediocredito Italiano

HONG KONG – November 10, 2011 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales offices in Milan and Frankfurt, and facilities in China today announced that CTDC’s LSP panels have been included in the bankability list of Mediocredito Italiano. PV projects that use LSP panels have a good chance of getting bank loans from the bank.

Mediocredito Italiano includes LSP panels in its bankable lists, based on considerable details, which are CTDC’s organizational structure, management team, as well as key panel’s performance features, manufacturing processes and quality control programs. As a norm being practiced in Italy, continuous power output data during a period of 18 months from a 5MW solar park must be submitted to fulfill the bankability requirement. In addition, LSP solar panel systems are covered under RSA’s insurance, which also strengthens LSP panels’ bankability. RSA is one of world’s ten largest non-life insurers.

“Managing our bankability is a part of our quality management process. This is a milestone that we have achieved to gain trust from financial institutions and stakeholders,” CTDC’s Chief Operating Officer, Sean Liaw, said. “We have built free standing PV parks and farm house rooftop PV in Italy and Spain. We are quickly establishing our LSP brand recognition, and we are looking forward to sharing with our European partners and customers the quality of our LSP products and benefits of working with us.”

About Mediocredito Italiano
Mediocredito Italiano, located in Milan, is an Italian savings bank owned by Intesa Sanpaolo Group. Its mission is to provide optimal solutions to the needs of long-term investment for small and medium-sized enterprises, supporting them in various stages of growth with all types of financing and with customized solutions.

The parent banking group Intesa Sanpaolo is among the top banking groups in the euro zone, with a market capitalization of 21 billion euro and aims at becoming the benchmark for value creation in the European banking system. Intesa Sanpaolo is the leader in Italy in all business areas (retail, corporate and wealth management). The Group offers its services to 11 million customers through a network of over 5,500 branches well distributed throughout the country with market shares above 15% in most Italian regions.

About China Technology Development Group Corporation (NASDAQ: CTDC)
CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com